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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

May 23, 2014

Re:	Comcast Corporation
Registration Statement on Form S-4
Filed March 20, 2014
File No. 333-194698

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

On behalf of Comcast Corporation (“Comcast”), we hereby submit Comcast’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 16, 2014 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Agreement and Plan of Merger dated as of February 12, 2014, among Comcast, Time Warner Cable Inc. and Tango Acquisition Sub, Inc.

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes a related joint proxy statement/prospectus, are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on March 20, 2014.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of Comcast. All references to page numbers in Comcast’s responses are to the pages in the marked version of Amendment No. 1.

United States Securities and Exchange Commission	2	May 23, 2014

Comcast Corporation, page 16

1.	Disclose the number of residential and business customers for your Cable Communications segment. We note this information is provided for TWC.

Response:

In response to the Staff’s comment, the disclosure on pages 16 and 81 of the joint proxy statement/prospectus has been revised.

Comcast Unaudited Pro Forma Condensed Combined Financial Statements, page 45

2.	We note on page 41 with respect to the possible divestiture, you disclose there is no commitment or probable transaction, no specific systems have been identified, and the manner of the divestiture has not been determined. Please provide more detail of the divestiture to the extent possible, and if known specifically address whether:

•	it would be in the form of a sale or a spin-off;

•	would involve only Comcast customers or both Comcast and TWC customers; and

•	quantify the approximate fair value such a transaction would be assigned in the market place.

Response:

In response to the Staff’s comment, Comcast notes that, after filing the joint proxy statement/prospectus, Comcast entered into a binding definitive agreement providing for divestiture transactions, all of which are subject to a number of conditions. Subject to the satisfaction or waiver of those conditions, the divestiture transactions will be completed as promptly as practicable following the completion of the Comcast-TWC merger and will result in the combined company divesting a net total of approximately 3.9 million subscribers. The joint proxy statement/prospectus has been revised throughout to reflect the divestiture transactions, including the addition of an explanatory note and revisions to the pro forma presentations. In particular, the pro forma financial information beginning on page 45 of the joint proxy statement/prospectus has been revised to include two sets of financial statements, the first of which gives effect to the Comcast-TWC merger and the second of which also gives effect to the divestiture transactions. As disclosed on page 63 of the joint proxy statement/prospectus under the caption “Items Not Adjusted in the Unaudited Pro Forma Financial Information” in Note 1 to the Notes to Unaudited Pro Forma Financial Information Giving Effect to the TWC Merger and Charter Divestiture Transactions, the Charter divestiture transactions comprise 30% more subscribers than the 3 million subscriber divestiture undertaking in the TWC merger agreement. Given that the Charter divestiture transaction is more likely than any alternative divestiture transaction, that the form of any alternative divestiture transaction would be wholly speculative and that Comcast is not in discussions regarding any alternative divestiture transaction, Comcast believes that the disclosure, as modified, is appropriate in the circumstances.

3.	In addition, in light of your lack of specific information, it is unclear to us how you arrived at the three million customer figure. Please advise us and clarify your disclosure.

Response:

Comcast advises the Staff that the three million subscriber figure is based on the terms of the merger agreement, which provides that Comcast is prepared to divest up to 3 million subscribers of the combined company, and has revised its disclosure on page 46 of the joint proxy statement/prospectus in response to the Staff’s comment. Comcast supplementally advises the Staff that the 3 million number was the parties’ best estimate of what the combined company would have to divest to remain below the 30% subscriber limit the Federal Communications Commission attempted to impose in a rule vacated in 2009 by the U.S. Court of Appeals for the District of Columbia.

4.	In light of the possibility of a divestiture, please explain to us your consideration of providing additional pro forma presentations to give effect to the range of possible results pursuant to Rule 11-02(b)(8) of Regulation S-X.

Response:

Please see our response to Comment #2 above.

5.	In order to provide clarity and enhance the transparency of the pro forma financial statements, please include an additional column to separately disclose the conforming and eliminating adjustments described in footnote 2(a) from the adjustments giving effect to the purchase accounting. In addition, please distinguish within this column the reclassification adjustments from the eliminating adjustments.

Response:

In response to the Staff’s comment, the pro forma financial statements beginning on page 45 of the joint proxy statement/prospectus and footnotes 3(a) and 3(b) thereto (in the case of the pro forma financial statement giving effect to the TWC merger) and footnote 3(a) thereto (in the case of the pro forma financial statements giving effect to the TWC merger and the divestiture transactions) have been revised or included, as applicable.

United States Securities and Exchange Commission	3	May 23, 2014

Unaudited Pro Forma Condensed Combined Balance Sheet, pages 48 and 59

6.	In regard to your purchase price allocation on page 46, please provide further disclosures for each purchase price adjustment to each tangible and intangible asset acquired and liability assumed. The disclosures should explain in greater detail what the adjustment represents and how the increase or decrease was determined, including a brief explanation of the factors and assumptions involved in the calculation. For example, please describe the various components of the increase in TWC’s franchise rights and how their fair values were determined, or how you assumed that TWC’s property and equipment book value approximated their fair value.

Response:

In response to the Staff’s comment, the disclosure in footnotes 3(d), 3(e), 3(f), 3(h), 3(i) and 3(n) beginning on page 55 of the joint proxy statement/prospectus (in the case of the pro forma financial statements giving effect to the TWC merger) and the disclosure in footnotes 3(b), 3(c), 3(d), 3(f), 3(h) and 3(j) beginning on page 66 of the joint proxy statement/prospectus (in the case of the pro forma financial statements giving effect to the TWC merger and the divestiture transactions) have been revised or included, as applicable.

Unaudited Pro Forma Condensed Combined Statement of Income, pages 49-50

7.	In regard to footnote 2(d), please explain how you determined that 8 years was the appropriate useful life for “Customer relationships and other.”

Response:

In response to the Staff’s comment, the disclosure in footnote 3(e) (the former footnote 2(d)) on page 55 of the joint proxy statement/prospectus has been revised.

8.	In regard to footnote 2(g), it appears that the preliminary purchase price allocation increased TWC’s outstanding debt. Please clarify for readers how an increase in debt resulted in a decrease in interest expense.

Response:

In response to the Staff’s comment, the disclosure in footnote 3(h) (the former footnote 2(g)) on page 56 of the joint proxy statement/prospectus has been revised.

9.	In regard to footnote 2(h) please expand the disclosure so that it is transparent to a reader how the adjustment amount was calculated.

Response:

In response to the Staff’s comment, the disclosure in footnote 3(i) (the former footnote 2(h)) on page 56 of the joint proxy statement/prospectus has been revised.

10.	In regard to footnote 2(k) please expand the disclosure to describe why the removal net periodic benefit costs is appropriate when applying the criteria for pro forma adjustments.

Response:

In response to the Staff’s comment, the disclosure in footnote 3(l) (the former footnote 2(k)) on page 57 of the joint proxy statement/prospectus has been revised.

Risk Factors, page 70

11.	We note your discussion regarding a possible divestiture up to approximately three million subscribers. Please consider including a separately captioned risk factor discussing how the method of affecting this divestiture could affect historic Comcast stockholders, TWC stockholders and the merger consideration and financial advisors’ opinions. For example, if the divestiture is accomplished through a spin-off of assets to existing Comcast shareholders, the value of the merger consideration could be affected.

United States Securities and Exchange Commission	4	May 23, 2014

Response:

In response to the Staff’s comment, the disclosure on pages 73-74 of the joint proxy statement/prospectus has been revised.

Comcast and TWC may have difficulty attracting, motivating and retaining executives and other key employees…, page 72

12.	Please revise your disclosure to identify the key personnel of both Comcast and TWC referenced in this risk factor. In addition, clarify whether you expect that management and/or the directors of TWC will remain in comparable positions following the merger.

Response:

In response to the Staff’s comment with respect to identifying the key personnel referenced in the risk factor, the disclosure on page 72 of the joint proxy statement/prospectus has been revised to remove the word “key”, as the group of employees that might be difficult to attract, retain and motivate could extend beyond a group of key persons. For example, there are TWC employees who provide certain services or serve in certain functions that are similar to those provided or served by Comcast employees, and as such both Comcast and TWC may have difficulty attracting, retaining and motivating such employees. Comcast and TWC do not think it is practical or possible to identify all employees to whom this risk factor may be applicable. Additionally, even if it were practical or possible to identify such employees, Comcast and TWC believe that it may not be in the best interest of Comcast, TWC or their respective stockholders or shareholders to specifically identify particular employees in a public filing due to competitive concerns and concerns about retention.

In response to the Staff’s comment with respect to whether management and/or directors of TWC will remain in comparable positions following the merger, Comcast supplementally advises the Staff that integration and planning decisions are still ongoing.

Comcast will incur significant transaction and merger-related costs in connection with the merger, page 77

13.	Please provide estimates of the significant, non-recurring costs Comcast and TWC will incur in connection with this merger. In addition, briefly describe the costs that are payable regardless of whether the mergers are completed. We note your disclosure on page 161.

Response:

In response to the Staff’s comment, the disclosure on pages 77-78 of the joint proxy statement/prospectus has been revised.

Background of the Merger, page 95

14.	We note your disclosure in the fifth full paragraph on page 76. Further, we note your discussion in the fifth full paragraph on page 77 indicating the possibility of Comcast participating in a potential bid by Charter to acquire TWC. Please provide more details on the background of Comcast’s preliminary discussions with Charter regarding this interest in participating in a possible Charter acquisition of TWC.

Response:

Comcast respectfully advises the Staff that in its view the inclusion of additional details regarding Comcast’s discussions with Charter regarding Comcast participating in a possible Charter acquisition of TWC would not provide any information that would be relevant to either TWC stockholders, whose vote is being solicited to approve the merger with Comcast, or Comcast shareholders, whose vote is being solicited to approve the issuance of Comcast shares to TWC stockholders in the merger. As noted on pages 100-101 of the joint proxy statement/prospectus, such discussions were preliminary in nature and did not result in a framework on which both Comcast and Charter were willing to go forward with Comcast participating in a potential bid by Charter. Accordingly, Comcast believes that the occurrence of such discussions is adequately disclosed without any additional detail.

15.	Please explain a “symmetrical collar.”

Response:

In response to the Staff’s comment, the disclosure on page 99 of the joint proxy statement/prospectus has been revised.

16.	Please discuss why Comcast’s participation in a Charter bid was the preferred approach at the time of Comcast’s January 12, 2014 meeting. Please note some of the factors and terms considered, and why the two parties were unable to reach agreement.

United States Securities and Exchange Commission	5	May 23, 2014

Response:

Comcast respectfully advises the Staff that in its view the inclusion of additional discussion of why at one point in time Comcast’s participation in a Charter bid was the preferred approach would not provide any information that would be relevant to either TWC stockholders, whose vote is being solicited to approve the merger with Comcast, or Comcast shareholders, whose vote is being solicited to approve the issuance of Comcast shares to TWC stockholders in the merger. As noted on pages 100-101 of the joint proxy statement/prospectus and in response to Comment #14 above, the Comcast-Charter discussions during January were preliminary in nature and did not result in a framework on which both Comcast and Charter were willing to go forward with Comcast participating in a potential bid by Charter. Accordingly, Comcast believes that additional disclosure is unnecessary.

Comcast’s Reasons for the Merger; Recommendation of the Comcast Board of Directors, page 111

17.	Please discuss your competitors on a national scale in greater detail. In this regard, explain how the combined company will compete directly with these companies. In addition, please explain specific business operations and/or initiatives that you believe may provide consumer benefits.

Response:

In response to the Staff’s comment, the disclosure on pages 111-112 of the joint proxy statement/prospectus has been revised.

18.	Please consider including a chart indicating coverage of the U.S. market for (i) Comcast, (ii) TWC and (iii) projections for the planned combined company. You should particularly note Comcast’s stated interest in gaining entry to the densely populated urban markets of New York City, Dallas/Fort Worth and Los Angeles and access to several markets that are clustered near its existing markets (e.g., Georgia, South Carolina, North Carolina and Virginia). Please note areas of high customer concentration and separately identify total subscribers based upon cable, internet and voice.

Response:

In response to the Staff’s comment, Comcast respectfully advises the Staff that it has included a map indicating the pro forma footprint of Comcast following the merger and assuming completion of the divestiture transactions in Comcast’s discussion of the divestiture transactions on page 204 of the joint proxy statement/prospectus. Supplementally, Comcast advises the staff that Comcast currently has, and the combined company will continue to have, a geographical reach across the United States. The operations are not concentrated in any one city, region or division, and the financial performance of any one city, region or division has not had a significant impact on Comcast and is not expected to have a significant impact on the combined company. Accordingly, Comcast believes that the inclusion of the map will provide investors with a sufficient understanding of the markets served by the combined company and the customer base in those markets.

19.	Please discuss in greater detail your commitment to invest in high-speed data services. Explain how these plans differ or expand upon your current operations and discuss how this specific investment will impact competition.

Response:

In response to the Staff’s comment, the disclosure on pages 111-112 of the joint proxy statement/prospectus has been revised.

20.	Briefly discuss the types of annual cost savings and capital expenditure synergies you expect to realize by increasing operating efficiency.

Response:

In response to the Staff’s comment, the disclosure on pages 111-112 of the joint proxy statement/prospectus has been revised.

21.	We note Comcast’s agreement to take any actions and accept any conditions that are consistent in scope and magnitude with the conditions and actions required or imposed by governmental authorities in connection with acquisitions of U.S. cable systems in the last 12 years with a purchase price of at least $500 million. Please indicate the approximate number of transactions that meet these qualifications and how you will determine whether certain conditions imposed on this merger are comparable to past conditions and actions fitting this category.

Response:

In response to the Staff’s comment with respect to the approximate number of transactions, the disclosure on pages 31, 156 and 178 of the joint proxy statement/prospectus has been revised.

In response to the Staff’s comment with respect to how Comcast will determine whether certain conditions imposed on this merger are comparable to past conditions, Comcast supplementally advises the Staff that no such guidelines are imposed by the merger agreement, but that Comcast anticipates that any such determination will necessarily involve the parties’ consideration and judgment with respect to the specific qualitative and quantitative components of any such conditions, taking into account the advice of counsel, financial advisors and other relevant experts. In light of the foregoing (including, in particular, the fact that no such guidelines are imposed by the merger agreement), Comcast respectfully advises the Staff that it believes that further disclosure on this point is unnecessary.

United States Securities and Exchange Commission	6	May 23, 2014

Opinions of TWC’s Financial Advisors, page 115

22.	Indicate management’s reasons for engaging three (as opposed to one) financial advisors to opine on the fairness of the transaction. We note that the three financial advisors “jointly performed a variety of financial and comparative analyses” summarized together. Clarify whether the three advisors worked collaboratively in analyzing the transaction, and if not, whether there were any material differences in the analyses or conclusions among the three.

Response:

In response to the Staff’s comment, the disclosure on pages 99, 115 and 124 of the joint proxy statement/prospectus has been revised.

Opinions of Comcast’s Financial Advisor, page 136

23.	Please confirm whether Barclays Capital Inc. served as one of Comcast’s financial advisors in this transaction. If Barclays provided any report, opinion or appraisal, Comcast should provide the information required under Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Response:

In response to the Staff’s comment, Comcast supplementally advises the Staff that Barclays Capital Inc. was engaged by Comcast as a financial advisor in connection with the transactions described in the “Background of the Merger” section of the joint proxy statement/prospectus, but was not in attendance at any meetings of the Comcast board at which the transactions were discussed and did not provide any report, opinion or appraisal.

TWC Public Trading Multiples Analysis, page 141

24.	It is not clear why J.P. Morgan included TWC in the comparison of publicly traded companies analogous to TWC. Please clarify.

Response:

In response to the Staff’s comment, Comcast supplementally advises the Staff that J.P. Morgan selected TWC in the group of publicly traded companies analogous to TWC because TWC was a relevant data point, among others in the group, from which J.P. Morgan derived the multiple reference range. It is customary for the trading multiple of the buyer or target, as appropriate, to be considered when determining the range of possible multiples ascribed by the market.

Conduct of Business Pending the Merger, page 169

25.	Please revise to clarify the last paragraph on page 150 so as to avoid confusion with your announcement that Comcast is prepared to divest systems serving up to approximately three million customers in order to address potential regulatory concerns. We note your subsequent disclosure on page 155.

Response:

In response to the Staff’s comment, the disclosure on page 173 of the joint proxy statement/prospectus has been revised, including in light of the divestiture transactions with Charter, which are discussed beginning on page 201 of the joint proxy statement/prospectus.

Golden Parachute Compensation, page 196

26.	Please tell us why the potential payment amounts upon termination of employment for your named executive officers contained in TWC’s 2014 annual meeting proxy statement are materially different than the golden parachute compensation disclosed here.

Response:

In response to the Staff’s comment, Comcast supplementally advises the Staff that the potential payment amounts upon termination of employment for TWC’s named executive officers contained in TWC’s 2014 annual meeting proxy statement are different than the golden parachute compensation table for two main reasons: (1) Instruction 1 to Item 402(j) of Regulation S-K requires quantitative disclosure applying the assumptions that the triggering event took place on the last business day of TWC’s last-completed fiscal year, December 31, 2013, and that the price per share of TWC’s securities is the closing market price as of that date; whereas, Instruction 1 to Item 402(t)(2) of Regulation S-K requires disclosure applying the assumptions that the triggering event took place on the “latest practicable date” (which TWC assumed, for this purpose, was March 12, 2014), and that the price per share of Comcast’s securities is the average closing market price over the first five business days following the first public announcement of the transaction; and (2) certain named executive officers received, following the end of TWC’s last-completed fiscal year, their regularly-scheduled 2014 equity award (which are typically made in February of each year), a retention equity award (2015/2016 restricted stock unit awards) and a 2014 supplemental bonus opportunity, the terms of which provide for acceleration and payment upon a termination without cause following a change in control of TWC, as discussed in “Interests of Certain Persons in the Merger” beginning on page 187 of the joint proxy statement/prospectus.

United States Securities and Exchange Commission	7	May 23, 2014

27.	We note the disclosure of perquisites/personal benefits under footnote 4. Please confirm that none of the individual perquisites/benefits exceed $25,000 or 10% of the total amount of perquisites and personal benefits for each named executive officer. Otherwise, individual perquisites and personal benefits must be identified and quantified. Refer to Instruction 4 to Item 402(t)(2) and Item 402(c)(2)(ix).

Response:

In response to the Staff’s comment, the disclosure on page 197 of the joint proxy statement/prospectus has been revised.

Annex A: Agreement and Plan of Merger

28.	We note your reference to the Company Disclosure Schedule throughout the Merger Agreement. Please identify the contents of this omitted schedule as it relates to additional regulatory conditions and approvals. Please refer to Item 21 of Form S-4 and Item 601(b)(2) of Regulation S-K.

Response:

Comcast supplementally advises the Staff that the Company Disclosure Schedule does not include any terms relating to additional regulatory conditions and approvals that are not otherwise disclosed in the joint proxy statement/prospectus.

Valuation and Impairment Testing of Cable Franchise Rights

29.	Please tell us how you considered the factors in paragraphs 21-24 of ASC 350-30-35 in concluding that you have 3 units of accounting for your cable franchise rights impairment testing. Furthermore, please tell us which states and regional field operations comprise your 3 divisions or units of accounting.

Response:

Comcast notes that Comment #29 is the same comment raised in a separate Staff letter dated April 11, 2014, relating to Comcast’s Form 10-K for the year ended December 31, 2013. As discussed with Mr. Justin Kisner, Comcast separately responded to this comment in its response to the April 11th letter. Comcast acknowledges that this comment, and the comments contained in the Staff’s subsequent letter dated May 21, 2014, must be resolved prior to the Staff declaring the Registration Statement effective.

**************

In connection with any request to accelerate the effective date of the Registration Statement, Comcast will provide a written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission	8	May 23, 2014

Please contact the undersigned at (212) 450-4089 or David L. Caplan at (212) 450-4156 or Bruce Dallas at (650) 752-2022 should you require further information or have any questions.

Sincerely yours,

/s/ William J. Chudd

William J. Chudd

cc:	Robert B. Schumer, Esq., Ariel J. Deckelbaum, Esq. and Ross Fieldston, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP